                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                              NU-TECH BIO-MED, INC.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   038156 10 5
                                 --------------
                                 (CUSIP Number)

                              Michael G. Jesselson
                                   Suite 4101
                 1301 Avenue of the Americas, New York, NY 10019
                                  212-459-9517
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 23, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

      NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 26 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 038156 10 5                  13D                    Page 2 of 26 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Michael G. Jesselson

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
        OO   See Item 3

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
  NUMBER OF                  -0-
   SHARES             ----------------------------------------------------------
 BENEFICIALLY         8.     SHARED VOTING POWER
   OWNED BY                  232,522
     EACH             ----------------------------------------------------------
   REPORTING          9.     SOLE DISPOSITIVE POWER
 PERSON WITH                 -0-
                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             232,522
--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             232,522

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |_|

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              9.61%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------

                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 038156 10 5                  13D                    Page 3 of 26 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Linda Jesselson

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
        OO   See Item 3

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
   NUMBER OF                 -0-
    SHARES            ----------------------------------------------------------
 BENEFICIALLY         8.     SHARED VOTING POWER
   OWNED BY                  17,142
     EACH             ----------------------------------------------------------
  REPORTING           9.     SOLE DISPOSITIVE POWER
 PERSON WITH                 -0-
                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             17,142
--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             17,142

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |_|

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.76%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------

                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 038156 10 5                  13D                    Page 4 of 26 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Lucy Lang

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
        OO   See Item 3

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
   NUMBER OF                 -0-
     SHARES           ----------------------------------------------------------
 BENEFICIALLY         8.     SHARED VOTING POWER
   OWNED BY                  215,380
     EACH             ----------------------------------------------------------
   REPORTING          9.     SOLE DISPOSITIVE POWER
 PERSON WITH                 -0-
                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             215,380

--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             215,380

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |_|

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              8.97%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------

                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 038156 10 5                  13D                    Page 5 of 26 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Erica Jesselson

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
        OO   See Item 3

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
   NUMBER OF                 -0-
     SHARES           ----------------------------------------------------------
 BENEFICIALLY         8.     SHARED VOTING POWER
   OWNED BY                  198,238
     EACH             ----------------------------------------------------------
  REPORTING           9.     SOLE DISPOSITIVE POWER
 PERSON WITH                 -0-
                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             198,238
--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             198,238

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |_|

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             8.31%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 038156 10 5                  13D                    Page 6 of 26 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Claire Strauss

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
        OO   See Item 3

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
   NUMBER OF                 -0-
     SHARES           ----------------------------------------------------------
 BENEFICIALLY         8.     SHARED VOTING POWER
   OWNED BY                  198,238
     EACH             ----------------------------------------------------------
  REPORTING           9.     SOLE DISPOSITIVE POWER
 PERSON WITH                 -0-
                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             198,238
--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             198,238

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |_|

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             8.31%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 038156 10 5                  13D                    Page 7 of 26 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Benjamin J. Jesselson

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
        OO   See Item 3

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
   NUMBER OF                 -0-
     SHARES           ----------------------------------------------------------
 BENEFICIALLY         8.     SHARED VOTING POWER
   OWNED BY                  198,238
     EACH             ----------------------------------------------------------
  REPORTING           9.     SOLE DISPOSITIVE POWER
 PERSON WITH                 -0-
                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             198,238
--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             198,238

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |_|

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             8.31%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 038156 10 5                  13D                    Page 8 of 26 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Yosepha Bracha Jesselson Trust

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
        PF

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
   NUMBER OF                 8,571
     SHARES           ----------------------------------------------------------
 BENEFICIALLY         8.     SHARED VOTING POWER
   OWNED BY                  -0-
     EACH             ----------------------------------------------------------
  REPORTING           9.     SOLE DISPOSITIVE POWER
 PERSON WITH                 8,571
                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             8,571

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |_|

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.38%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
        OO   See Item 2

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 038156 10 5                  13D                    Page 9 of 26 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Yaira Jesselson Trust

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
        PF

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
   NUMBER OF                 8,571
     SHARES           ----------------------------------------------------------
 BENEFICIALLY         8.     SHARED VOTING POWER
   OWNED BY                  -0-
     EACH             ----------------------------------------------------------
  REPORTING           9.     SOLE DISPOSITIVE POWER
 PERSON WITH                 8,571
                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             8,571

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |_|

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.38%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
        OO   See Item 2

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 038156 10 5                  13D                   Page 10 of 26 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Jonathan Judah Jesselson Trust

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
        PF

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
   NUMBER OF                 8,571
     SHARES           ----------------------------------------------------------
 BENEFICIALLY         8.     SHARED VOTING POWER
   OWNED BY                  -0-
     EACH             ----------------------------------------------------------
  REPORTING           9.     SOLE DISPOSITIVE POWER
 PERSON WITH                 8,571
                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             8,571

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |_|

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.38%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
        OO   See Item 2

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 038156 10 5                  13D                   Page 11 of 26 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Maya Ariel Ruth Jesselson Trust

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
        PF

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
   NUMBER OF                 8,571
     SHARES           ----------------------------------------------------------
 BENEFICIALLY         8.     SHARED VOTING POWER
   OWNED BY                  -0-
     EACH             ----------------------------------------------------------
  REPORTING           9.     SOLE DISPOSITIVE POWER
 PERSON WITH                 8,571
                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             8,571

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |_|

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.38%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
        OO   See Item 2

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 038156 10 5                  13D                   Page 12 of 26 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Michael G. Jesselson Trust

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
        PF

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
   NUMBER OF                 144,034
     SHARES           ----------------------------------------------------------
 BENEFICIALLY         8.     SHARED VOTING POWER
   OWNED BY                  -0-
     EACH             ----------------------------------------------------------
  REPORTING           9.     SOLE DISPOSITIVE POWER
 PERSON WITH                 144,034
                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             144,034

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |_|

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             6.1%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
        OO   See Item 2

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 038156 10 5                  13D                   Page 13 of 26 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Benjamin J. Jesselson Trust

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
        PF

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
   NUMBER OF                 41,505
     SHARES           ----------------------------------------------------------
 BENEFICIALLY         8.     SHARED VOTING POWER
   OWNED BY                  -0-
     EACH             ----------------------------------------------------------
  REPORTING           9.     SOLE DISPOSITIVE POWER
 PERSON WITH                 41,505
                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             41,505

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |_|

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             1.84%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
        OO   See Item 2

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 038156 10 5                  13D                   Page 14 of 26 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The October 1983 Trust FBO Grandchildren

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
        PF   See Item 3

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
   NUMBER OF                 12,699
     SHARES           ----------------------------------------------------------
 BENEFICIALLY         8.     SHARED VOTING POWER
   OWNED BY                  -0-
     EACH             ----------------------------------------------------------
  REPORTING           9.     SOLE DISPOSITIVE POWER
 PERSON WITH                 12,699
                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             12,699

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |_|

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.56%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
        OO   See Item 2

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 15 of 26 Pages


      This statement is filed by Michael G. Jesselson ("M. Jesselson"), Linda Jesselson ("L. Jesselson"), Lucy Lang, Erica Jesselson ("E. Jesselson"), Claire Strauss, Benjamin J. Jesselson ("B. Jesselson"), the Yosepha Bracha Jesselson Trust ("YBJ Trust"), the Yaira Jesselson Trust ("YJ Trust"), the Jonathan Judah Jesselson Trust ("JJJ Trust"), the Maya Ariel Ruth Jesselson Trust ("MARJ Trust"), the Michael G. Jesselson Trust ("MGJ Trust"), the Benjamin J. Jesselson Trust ("BJJ Trust") and the October 1983 Trust FBO Grandchildren ("October Trust"). M. Jesselson, L. Jesselson, Lucy Lang, E. Jesselson, Claire Strauss, B. Jesselson, the YBJ Trust, the YJ Trust, the JJJ Trust, the MARJ Trust, the MGJ Trust, the BJJ Trust and the October Trust are herein after collectively referred to as the "Reporting Persons". The YBJ Trust, the YJ Trust, the JJJ Trust, the MARJ Trust, the MGJ Trust, the BJJ Trust and the October Trust are sometimes hereinafter collectively referred to as the "Trusts".

Item 1. Security and Issuer

      This statement relates to the common stock, par value $.01 per share ("Common Stock") of Nu-Tech Bio-Med, Inc. ("the Company"), a Delaware corporation, whose principal executive offices are located at 55 Access Road, Warwick, Rhode Island 02886.

Item 2. Identity and Background

      M. Jesselson's present principal occupation is as an investor, and he resides at 3 East 71st Street, New York, New York 10021. The business address of
M. Jesselson is 1301 Avenue of the Americas, New York, New York 10019. L. Jesselson is the wife of M. Jesselson, and a housewife. She resides with her husband. Lucy Lang is a housewife residing at 4456 Waldo Avenue, Riverdale, New York 10471. E. Jesselson is a housewife residing at 4485 Fieldston Road, Riverdale, New York 10471. Claire Strauss is a housewife residing at 36 Regent Street, Bergenfield, New Jersey 07621. B. Jesselson is a business investor who can be reached c/o Jesselson Capital Corp., 1301 Avenue of the Americas, New York, New York 10019.

      The YBJ, YJ, JJJ, and MARJ Trusts are beneficiary trusts set up in accordance with the laws of New York, and were created solely for the benefit of the named beneficiaries. The named beneficiaries are each individually the grandchildren of the late Ludwig Jesselson. The MGJ and BJJ Trusts are beneficiary trusts set up in accordance with the laws of New York, and were created solely for the benefit of the named beneficiaries. The named beneficiaries are each individually the children of the late Ludwig Jesselson. The October Trust is a beneficiary trust set up in accordance with the laws of New York, and was created in October 1983, solely for the benefit of the grandchildren of Ludwig Jesselson. The YBJ Trust was created on January 10, 1989. The YJ Trust was created on December 18, 1991. The JJJ Trust was created on June 1, 1987. The MARJ Trust was created on June 30,

                                                             Page 16 of 26 Pages


1993. Both the MGJ and BJJ Trusts were created on December 18, 1980. The trustees for the YBJ and YJ Trusts are M. Jesselson and Lucy Lang. The trustees for the JJJ and MARJ Trusts are M. Jesselson and L. Jesselson. The trustees for the MGJ, BJJ and October Trusts are E. Jesselson, Lucy Lang, Claire Strauss, M. Jesselson and B. Jesselson. The business address for the Trusts is 1301 Avenue of the Americas, New York, New York 10019.

      None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. All of the Reporting Persons are United States Citizens.

Item 3. Source and Amount of Funds or other Consideration

      On July 29, 1994, the YBJ, YJ, JJJ and MARJ Trusts each acquired 4,286 common shares from the Company at a cost of $15,000 as well as 8,571 warrants at $.18 per Warrant at a cost of $1,500 to each trust, entitling each trust to purchase 8,571 shares of Common Stock until December 20, 1999 at an initial exercise price of $7.00 per share. The YBJ, YJ, JJJ and MARJ Trusts used Trust funds to purchase the shares and warrants.

      Pursuant to Stock and Warrant Purchase Agreements dated April 12, 1995 and April 17, 1995, respectively, the MGJ Trust acquired 33,334 shares of common stock at a cost of $200,004 and 12,700 warrants at a cost of $635.00 ($.05 per warrant); the BJJ Trust acquired 33,333 shares of common stock at a cost of $199,998 and 12,699 warrants at a cost of $634.95 ($.05 per warrant); and the October Trust acquired 33,333 shares of common stock at a cost of $199,998 and 12,699 warrants at a cost of $634.95 ($.05 per warrant). The warrants entitle the MGJ, BJJ and October Trusts to purchase 12,700, 12,699 and 12,699 shares of Common stock, respectively until July 31, 2001. The MGJ and BJJ Trusts used Trust funds to purchase the shares and warrants. The Common shares and warrants acquired by the October Trust were purchased with funds from the Jesselson 1983 Charitable Trust, some of which became the assets of the October Trust upon the Charitable Trust's expiration.

Item 4. Purpose of Transaction

      The Reporting Persons made the acquisitions reported herein for the purposes of investment. The acquisitions by the YBJ, YJ, JJJ and MARJ Trusts took place as part of the Company's August 1994 placement. The acquisitions by the MGJ, BJJ and October Trusts were by a private transaction. Depending on the Reporting Persons' evaluation of the Company's business prospects and conditions (financial or otherwise), other investment

                                                             Page 17 of 26 Pages



opportunities, and such other factors as they deem material, the Reporting Persons reserve the right to and may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of their shares of the securities of the Company presently held or hereafter acquired at such price as they may deem reasonable in order to maximize the value of and otherwise protect their investment in the Company.

      The Reporting Persons have had discussions with other shareholders and the Company and have received information regarding the Company and its financial condition and business prospects. The Reporting Persons intend to continue to have discussions with other shareholders and the Company, and to receive financial and other information from the Company in order to maximize the value of and otherwise protect their investment in the Company, and intend to present to the management of the Company their views as a shareholder with respect to the Company's policies and decisions. While the Reporting Persons have no present plans or proposals to do so, for purposes of maximizing the value of and otherwise protecting their investment in the Company, they reserve the right to and may seek to influence the company or seek to have a representative elected to the Board of the Directors of the Company.

      The Reporting Persons disclaim that as a result of any transactions entered into, or of any discussions with other shareholders or the Company and its management, they are or constitute a "group" with such persons within the meaning of Section 13(d)(3) of the Act, and Rule 13d-5 promulgated thereunder.

      Except as set forth above in this Item 4, and as described in Items 5 and 6, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

         Based upon information furnished by counsel to the Company, there are 2,248,857 shares of Common Stock outstanding as of February 25, 1997. The Reporting Persons rely upon this number.

         The YBJ, YJ, JJJ and MARJ Trusts each beneficially owns 8,571 warrants. The MGJ Trust owns 33,334 shares of common stock and 110,700 warrants. The BJJ Trust owns 28,806 shares of common stock and 12,699 warrants. The October Trust owns 12,699 warrants.

         The trustees of the YBJ and YJ Trusts, would each share among themselves the power to vote or direct the vote and to dispose or direct the disposition of 17,142 warrants. The trustees of the JJJ and MARJ Trusts would each share among themselves the power to vote or direct the

                                                 Page 18 of 26 Pages

vote and to dispose or direct the disposition of 17,142 warrants. The trustees of the MGJ, BJJ and October Trusts would share the power to vote or direct the vote and to dispose or direct the disposition of 62,140 shares of common stock

(and 136,098 warrants).

         The aggregate number of shares of common stock that M. Jesselson, as a trustee of the Trusts, would beneficially own, pursuant to Rule 13d-3 of the Act is 62,140 shares and 170,382 warrants which constitutes approximately 9.61% of the outstanding shares of Common Stock. Assuming the Trusts exercise the warrants, M. Jesselson, as trustee of the YBJ, YJ, JJJ, MARJ, MGJ, BJJ, and October Trusts has shared power with the other trustees to vote or direct the vote and to dispose or direct the disposition of 232,522 shares of Common Stock constituting 9.61% of the outstanding stock.

         Lucy Lang, as a trustee of the YBJ and YJ Trusts, shares with M. Jesselson the power to vote or direct the vote and to dispose or direct the disposition of 17,142 warrants owned by the YBJ and YJ Trusts. Lucy Lang, as a trustee of the MGJ, BJJ and October Trusts shares power with E. Jesselson, Claire Strauss, M. Jesselson and B. Jesselson to vote or direct the vote and to dispose or direct the disposition of 62,140 shares of common stock (and 136,098 warrants) owned by the MGJ, BJJ and October Trusts. The aggregate number of shares of Common Stock (and warrants) that Lucy Lang, as trustee of the YBJ, YJ, MGJ, BJJ and October Trusts beneficially owns is 215,380, which constitutes approximately 8.97% of the outstanding shares of Common Stock.

         L. Jesselson, as a trustee of the JJJ and MARJ Trusts shares power with
M. Jesselson to vote or direct the vote and to dispose or direct the disposition of 17,142 warrants owned by the JJJ and MARJ Trusts. The aggregate number of shares of Common Stock (and warrants) that L. Jesselson, as trustee of the JJJ and MARJ Trusts beneficially owns is 17,142, which constitutes approximately 0.76% of the outstanding shares of Common Stock.

         Claire Strauss, as a trustee of the MGJ, BJJ and October Trusts shares power with E. Jesselson, Lucy Lang, Claire Strauss, and B. Jesselson the power to vote or direct the vote and to dispose or direct the disposition of 62,140 shares of common stock (and 136,098 warrants) owned by the MGJ and BJJ Trusts. The aggregate number of shares of Common Stock (and warrants) that

Claire Strauss, as trustee of the MGJ, BJJ and October Trusts beneficially owns is 198,238, which constitutes approximately 8.31% of the outstanding shares of Common Stock.

         E. Jesselson, as a trustee of the MGJ, BJJ and October Trusts shares power with Claire Strauss, Lucy Lang, M. Jesselson and B. Jesselson the power to vote or direct the vote and to dispose or direct the disposition of 62,140 shares of common stock (and 136,098 warrants) owned by the MGJ and BJJ trusts. The aggregate number of shares of Common Stock (and warrants) that E. Jesselson, as trustee of the MGJ, BJJ and October Trusts

                                                          Page 19 of 26 Pages

beneficially owns is 198,238, which constitutes approximately 8.31% of the outstanding shares of Common Stock.


         B. Jesselson, as a trustee of the MGJ, BJJ and October Trusts shares power with E. Jesselson, Claire Strauss, Lucy Lang, and M. Jesselson the power to vote or direct the vote and to dispose or direct the disposition of 62,1400 shares of common stock (and 136,098 warrants) owned by the MGJ and BJJ trusts. The aggregate number of shares of Common Stock (and warrants) that B. Jesselson, as trustee of the MGJ, BJJ and October Trusts beneficially owns is 198,238, which constitutes approximately 8.31% of the outstanding shares of Common Stock.

         The YBJ, YJ, JJJ, and MARJ Trusts each has the sole power to vote or direct the vote and to dispose or direct the disposition of 8,571 warrants, which constitutes approximately 0.38% of the outstanding shares of Common Stock.

         The BJJ Trust has the sole power to vote or direct the vote and to dispose or direct the disposition of 28,806 shares of common stock (and 12,699 warrants) which constitutes approximately 1.84% of the outstanding Common Stock. The October Trust has the sole power to vote or direct the vote and to dispose or direct the disposition of 12,699 warrants which constitutes approximately 0.56% of the outstanding Common Stock. The MGJ Trust has the sole power to vote or direct the vote and to dispose or direct the disposition of 33,334 shares of common stock (and 110,700 warrants) which constitutes approximately 6.1% of the outstanding Common Stock.

         Assuming the exercise of all warrants held by the Trusts, the Reporting Persons may be deemed to beneficially own in the aggregate 232,522 shares of Common Stock, representing approximately 9.61% of the Common Stock outstanding.

         The only purchase transactions effected by the Reporting Persons during the past sixty days is the acquisition by the MGJ Trust of 98,000 common stock purchase warrants on January 23, 1997 for a purchase price of $.10 per warrant. These warrants are exercisable at a price of $11.50 per share and expire on January 22, 2002. The following sale transactions were effected by the Reporting Persons during the past sixty days:

Date               Reporting Person   Amount       Price per Share
----               ----------------   ------       ---------------
3/18/97            YJ Trust           4,285        5.8687
3/18/97            MARJ Trust         2,855        5.8687
3/18/97            October Trust      2,860        5.8687
3/18/97            October Trust      8,000        6.1484
3/18/97            October Trust     12,000        5.875
3/20/97            October Trust     10,473        5.25
3/20/97            BJJ Trust          4,527        5.25
3/21/97            YBJ Trust          4,285        5.1875
3/21/97            JJJ Trust          4,285        5.1875
3/21/97            MARJ Trust         1,430        5.1875

                                                          Page 20 of 26 Pages

The following short sale transactions were effected by the Reporting Persons during the past sixty days:

Date               Reporting Person   Amount       Sale Price   Buy Price


3/18/97            YBJ Trust          4,285        5.9625       5.25
3/18/97            JJJ Trust          4,285        5.9625       5.25
3/18/97            MARJ Trust         1,430        5.9625       5.25

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

      There are no material contracts, arrangements, understandings or relationships among the Reporting Persons or between any of them and any other persons with respect to any securities of the Company.

Item 7. Material to be filed as Exhibits

      1. Written Agreement of Reporting Persons relating to the filing of this Amendment as required by Rule 13d-1(f).

                                                             Page 21 of 26 Pages


                                    Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: March 24, 1997

                      YOSEPHA BRACHA JESSELSON TRUST, UIT January 10,
                      1989

                      By /s/ Michael G. Jesselson
                         -------------------------------------
                         Michael G. Jesselson
                         Trustee

                      By /s/ Lucy Lang
                         -------------------------------------
                         Lucy Lang
                         Trustee


                      YAIRA JESSELSON TRUST, UIT December 18, 1991

                      By /s/ Michael G. Jesselson
                         -------------------------------------
                         Michael G. Jesselson
                         Trustee

                      By /s/ Lucy Lang
                         -------------------------------------
                         Lucy Lang
                         Trustee


                      JONATHAN JUDAH JESSELSON TRUST, UIT June 1, 1987

                      By /s/ Michael G. Jesselson
                         -------------------------------------
                         Michael G. Jesselson
                         Trustee

                      By /s/ Linda Jesselson
                         -------------------------------------
                         Linda Jesselson
                         Trustee



                      MAYA ARIEL RUTH JESSELSON TRUST, UID June 30, 1993

                      By /s/ Michael G. Jesselson
                         -------------------------------------
                         Michael G. Jesselson
                         Trustee

                      By /s/ Linda Jesselson
                         -------------------------------------
                         Linda Jesselson
                         Trustee

                                                             Page 22 of 26 Pages


                      MICHAEL G. JESSELSON TRUST, UID December 18, 1980

                      By /s/ Erica Jesselson
                         -------------------------------------
                         Erica Jesselson
                         Trustee

                      By /s/ Lucy Lang
                         -------------------------------------
                         Lucy Lang
                         Trustee

                      By /s/ Claire Strauss
                         -------------------------------------
                         Claire Strauss
                         Trustee

                      By /s/ Michael G. Jesselson
                         -------------------------------------
                         Michael G. Jesselson
                         Trustee

                      By /s/ Benjamin J. Jesselson
                         -------------------------------------
                         Benjamin J. Jesselson
                         Trustee


                      BENJAMIN J. JESSELSON TRUST, UID December 18, 1980

                      By /s/ Erica Jesselson
                         -------------------------------------
                         Erica Jesselson
                         Trustee

                      By /s/ Lucy Lang
                         -------------------------------------

                         Lucy Lang
                         Trustee

                      By /s/ Claire Strauss
                         -------------------------------------
                         Claire Strauss
                         Trustee

                      By /s/ Michael G. Jesselson
                         -------------------------------------
                         Michael G. Jesselson
                         Trustee

                      By /s/ Benjamin J. Jesselson
                         -------------------------------------
                         Benjamin J. Jesselson
                         Trustee

                                                             Page 23 of 26 Pages

                      THE OCTOBER 1983 TRUST FBO GRANDCHILDREN


                      By /s/ Erica Jesselson
                         -------------------------------------
                         Erica Jesselson
                         Trustee

                      By /s/ Lucy Lang
                         -------------------------------------
                         Lucy Lang
                         Trustee

                      By /s/ Claire Strauss
                         -------------------------------------
                         Claire Strauss
                         Trustee

                      By /s/ Michael G. Jesselson
                         -------------------------------------
                         Michael G. Jesselson
                         Trustee

                      By /s/ Benjamin J. Jesselson
                         -------------------------------------
                         Benjamin J. Jesselson
                         Trustee